6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 March 13, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                             Form 20-F X        Form 40-F

  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes     No X

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

             BASF Receives European Anti-Trust Clearance
                  for Proposed Engelhard Acquisition

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--March 15, 2006--BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF (ADR), LSE: BFA, SWX: AN) today announced that it has received clearance from the European Commission regarding BASF's proposed acquisition of all of the issued and outstanding shares of common stock of Engelhard Corporation (NYSE:EC).
    BASF is now free under both European Union and U.S. antitrust laws to proceed with its proposed acquisition of Engelhard. On February 6, 2006, the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to BASF's tender offer for Engelhard expired.
    BASF has also made the regulatory filings required under a number of other jurisdictions necessary for the consummation of its tender offer and the company currently anticipates that the necessary approvals will be obtained, and the related regulatory conditions to its tender offer will be satisfied within the next month.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than EUR
42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.
    BASF currently intends to solicit proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC"), and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. On February 1, 2006, BASF filed a preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the preliminary proxy statement and the definitive proxy statement when it is available, because they will contain important information. Engelhard stockholders may obtain copies of the preliminary proxy statement and related materials for free at the SEC's website at www.sec.gov.
    The identity of people who, under SEC rules, may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 1, 2006.
    This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).
    This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.
    Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.


    CONTACT: Michael Grabicki
             Phone:     +49 621 60-99938
             Cell:      +49 172 749 18 91
             Fax:       +49 621 60-92693
             michael.grabicki@basf.com
             or
             US media contact:
             Timothy Andree
             Phone:     973 245-6078
             Cell:      973 519-5195
             Fax:       973 245-6715
             andreet@basf.com
             or
             Analysts/Investors contact:
             Magdalena Moll
             Phone:     +49 621 60-48002
             Fax:       +49 621 60-22500
             magdalena.moll@basf.com

BASF Reaches Agreement to Buy Degussa's Construction Chemicals Business

    --(BUSINESS WIRE)--

    --  Transaction value EUR 2.7 billion for BASF

    --  Attractive forward integration for BASF

    -- 4 to 5 percent annual growth in global construction chemicals market

    BASF Aktiengesellschaft, Ludwigshafen, reached an agreement with Degussa AG, Dusseldorf, to acquire Degussa's construction chemicals business. The purchase price for equity is just under EUR 2.2 billion. As a result, the transaction value for BASF is EUR 2.7 billion. The transaction, which still requires approval from the relevant authorities, is expected to close by the middle of 2006.
    "Degussa's construction chemicals unit has an excellent position in the industry and offers BASF an attractive means of forward integration in its existing value chain in construction chemicals," said Dr. Andreas Kreimeyer, member of the Board of Executive Directors of BASF Aktiengesellschaft, responsible for the Performance Products segment. "The acquisition allows us to tap into the growth potential of the construction chemicals market on a sustainable basis and will further expand our position in this high-yield industry."
    The global construction chemicals market is valued at around EUR 13 billion and is attractive in view of annual growth of about 4 to 5 percent, relatively stable margins and high potential for innovation. The acquisition of Degussa's business will give BASF rapid access to additional industrial customers and end-users. BASF's strong presence in Asia will additionally generate interesting growth opportunities in this region's booming construction sector.
    By combining its own chemical expertise with Degussa's know-how in construction chemicals applications, BASF will provide its customers with innovation at the highest level and help them to be more successful in the competitive construction sector. "We rely on the expertise of the employees at Degussa construction chemicals as well as our existing workforce, and are looking forward to forming the best team in the construction chemicals industry," said Kreimeyer.
    In fiscal 2004, Degussa's construction chemicals division posted sales of approximately EUR 1.8 billion and an EBIT of EUR 201 million, with a global workforce of about 7,400 employees. As the market and technology leader as well as the largest supplier of construction chemical products, the division markets about 40,000 products worldwide and is organized in two segments - Admixture Systems and Construction Systems.
    The business units in the Admixture Systems segment offer products and system solutions for the concrete industry. Customers include manufacturers of ready-mix and precast concrete and concrete products as well as contractors engaged in paving, mining and underground construction. The technologies used in Admixture Systems' products ensure optimal concrete properties.
    The business units in the Construction Systems segment are active in the areas of building systems, flooring applications, coatings and facades and expansion joints. Customers include building trade businesses, fabricators, building contractors and dealers specializing in concrete and masonry renovation, waterproofing, sealing, adhesive systems, tile fixing, performance flooring, coatings and facades, exterior insulation and expansion joints.
    BASF supplies chemical precursors to the construction chemicals industry, in particular to formulators of construction chemical products. Functional polymers from BASF improve the flow properties of concrete, protect its surface, or are used in concrete repair systems. Other applications for functional polymers are adhesives for flooring and tiling, sealants, water vapor barriers and primers. Functional polymers are also used in phase-change materials (PCMs) for indoor temperature management. Other construction chemicals from BASF include wood coatings and polyurethane systems for installation purposes.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than EUR
42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.


    CONTACT: Thomas Moeller
             Phone:    +49 621 60-99123
             Fax:      +49 621 60-92693
             thomas.moeller@basf.com

             BASF Extends Tender Offer to March 17, 2006

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--March 15, 2006--BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF (ADR), LSE: BFA, SWX: AN) today announced that, through its wholly owned subsidiary, Iron Acquisition Corporation, it has extended the expiration date of its cash tender offer for all of the issued and outstanding shares of common stock of Engelhard Corporation (NYSE: EC) to 5:00 p.m., New York City time, on Friday, March 17, 2006. The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, March 3, 2006.
    "We are disappointed that we have been unable to reach an agreement with Engelhard on a Confidentiality Agreement, but the terms proposed by Engelhard were unacceptable and not in the best interest of Engelhard's stockholders," said Michael Grabicki, a spokesman for BASF Aktiengesellschaft.
    BASF also announced that, as of March 3, 2006, it had received anti-trust clearance from all major regulatory agencies necessary for the consummation of its acquisition of Engelhard, including those of the United States and the European Union.
    BASF has been informed by The Bank of New York, the Depositary for the offer, that, as of 5:00 p.m., New York City time, on March 3, 2006, a total of 649,277 shares of Engelhard common stock had been tendered into the offer and not withdrawn. As a consequence of the extension of the expiration date, holders of Engelhard common stock may tender their shares until 5:00 p.m., New York City time, on Friday, March 17, 2006, unless the offer is further extended.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than EUR
42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.
    BASF currently intends to solicit proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the revised preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC"), and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. On February 27, 2006, BASF filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the revised preliminary proxy statement and the definitive proxy statement when it is available, because they contain important information. Engelhard stockholders may obtain copies of the revised preliminary proxy statement and related materials for free at the SEC's website at www.sec.gov.
    The identity of people who, under SEC rules, may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 27, 2006.
    This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents), which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).
    This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.
    Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.


    CONTACT: Michael Grabicki
             Phone:     +49 621 60-99938
             Cell:      +49 172 74-91891
             Fax:       +49 621 60-92693
             michael.grabicki@basf.com
             or
             US media contact:
             Timothy Andree
             Phone:     +1 973 245-6078
             Cell:      +1 973 519-5195
             Fax:       +1 973 245-6715
             andreet@basf.com
             or
             Analysts/Investors contact:
             Magdalena Moll
             Phone:     +49 621 60-48002
             Fax:       +49 621 60-22500
             magdalena.moll@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BASF Aktiengesellschaft


Date: March 13, 2006                    By: /s/Elisabeth Schick
                                               ---------------------------------
                                               Name: Elisabeth Schick
                                               Title: Director Site
                                               Communications Ludwigshafen and
                                               Europe


                                        By: /s/Christian Schubert
                                               ---------------------------------
                                               Name: Christian Schubert
                                               Title: Director Corporate
                                               Communications BASF Group